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EXHIBIT 2                                                    Page 10 of 10 Pages

REPORTING PERSON RELATIONSHIPS


     On December 31, 1997, Charles River Partnership VII ("CRP VII") was the registered holder of 1,960,785 shares of Concord Communications, Inc common stock. The general partner of CRP VII is Charles River VII GP Limited Partnership ("CRP VII GP"). The individual general partners of CRP VII GP are Richard M. Burnes, Jr., Ted R. Dintersmith and Michael J. Zak. CRP VII GP and Messrs. Burnes, Dintersmith and Zak disclaim beneficial ownership of the shares held by CRP VII for which it / he does not have a pecuniary interest.